Exhibit 23.5

Consent of Independent Auditors

We consent to the reference to our firm under the caption “Experts” and to the use of our report dated October 7, 2013, with respect to the combined financial statements of Tesoro Hawaii (as described in Note A to the combined financial statements) included in Par Petroleum Corporation’s Current Report on Form 8-K/A filed with the Securities and Exchange Commission on November 14, 2013, and incorporated by reference in the Registration Statement (Form S-3) and related Prospectus of Par Pacific Holdings, Inc. (formerly known as Par Petroleum Corporation) and the additional registrants described in the Registration Statement for the registration of debt securities, shares of common stock, shares of preferred stock, depositary shares, warrants, subscription rights, purchase contracts, units and guarantees of non-convertible debt securities.

/s/ Ernst & Young LLP

San Antonio, Texas

September 2, 2016